UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

NOTICE TO THE MARKET
VIVO VENTURES

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in continuity to the notice to the Market of October 18th, 2024, and in response to the attached Official Letter No. 229/2024/CVM/SEP/GEA-2, hereby informs its shareholders and the Market in general that the minority stake acquired by Vivo Ventures, a fund held by the Company together with Telefónica Open Innovation, S.L (Unipersonal) for investment in Corporate Venture Capital, in AGL Holding, the holding company of Agrolend Sociedade de Crédito, Financiamento e Investimento S.A. (“Agrolend”), represents 0.9% of the total social capital of Agrolend (on a fully diluted basis) and was acquired through an investment of US$1,550,000.00, which will be made within 20 business days from the signing of the definitive documents.

The value of the acquisition, therefore, is not considered material for Vivo Ventures or for the Company. The Transaction is not subject to price adjustments, neither to the satisfaction of conditions precedent for its completion.

São Paulo, October 21st, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com https://ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 21, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director